UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 01, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 May 2026
Exhibit No. 2	Admission to Trading dated 01 May 2026
Exhibit No. 3	Transaction in Own Shares dated 05 May 2026
Exhibit No. 4	Completion & Commencement of Buy-back Programmes dated 08 May 2026
Exhibit No. 5	Transaction in Own Shares dated 11 May 2026
Exhibit No. 6	Transaction in Own Shares dated 18 May 2026
Exhibit No. 7	Transaction in Own Shares dated 26 May 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: June 01, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 May 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 April 2026, Barclays PLC's issued share capital consists of 13,634,354,256 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,634,354,256 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 2

1 May 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary sharesGB0031348658
Number of further shares admitted to trading covered by the notification:	5,670,419
Total number of shares admitted to trading (including the new shares):	13,634,354,256
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 April 2026 - 30 April 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 3

5 May 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Table Date	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
27 April 2026	5,270,000	424.0500p	430.2500p	426.7031p
28 April 2026	5,350,000	411.5000p	428.8500p	421.4434p
29 April 2026	7,070,307	421.4000p	430.5500p	426.4837p
30 April 2026	5,300,000	422.1500p	432.1000p	427.5402p
1 May 2026	4,370,000	425.0500p	434.7500p	430.2437p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,630,051,754 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,630,051,754 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8907C_1-2026-5-1.pdf

Since the commencement of the share buy-back programme announced on 10 February 2026, the Company has purchased 218,132,769 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 424.9980p per ordinary share.

- ENDS-
For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 4

8 May 2026

Barclays PLC

Transaction in own shares, completion of FY 2025 buy-back
and commencement of Q1 2026 buy-back

Completion of FY 2025 buy-back

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 10 February 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
5 May 2026	5,200,000	415.3500p	430.6500p	424.2842p
6 May 2026	6,760,000	427.7500p	449.8000p	441.6182p
7 May 2026	4,758,488	437.6500p	447.6500p	441.8207p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,613,539,896 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,613,539,896 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5019D_1-2026-5-7.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 10 February 2026 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 234,851,257 ordinary shares in aggregate at a volume weighted average price of 425.8014 pence per ordinary share for a total consideration of approximately £1 billion.

Commencement of Q1 2026 buy-back

The Company announces that, further to the completion of the share buy-back programme announced on 10 February 2026, the share buy-back programme announced on 29 April 2026 to purchase ordinary shares for up to a maximum consideration of £500m will commence on 8 May 2026. The maximum number of ordinary shares which may be purchased under such buy-back is 832,521,312

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

11 May 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
8 May 2026	3,404,455	434.2500p	441.4000p	438.2607p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,611,374,289 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,611,374,289 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6801D_1-2026-5-8.pdf

 ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

18 May 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
11 May 2026	4,850,000	428.8000	437.9000	433.8083
12 May 2026	5,080,000	409.5000	415.9000	412.6221
13 May 2026	5,025,000	414.2000	423.0500	419.1304
14 May 2026	4,855,000	429.2500	435.2000	431.9506
15 May 2026	2,645,000	417.1500	425.1500	421.2562

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,588,970,373 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,588,970,373 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6044E_1-2026-5-15.pdf

Since the commencement of the share buy-back programme announced on 29 April 2026, the Company has purchased 25,859,455 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 425.7477p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 7

26 May 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the ''Company'') announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc (''JPM'') as part of its buy-back announced on 29 April 2026:

Date of purchase	Number of shares purchased	Low Price	High Price	Volume weighted average price paid per share
18 May 2026	2,741,375	418.1500	429.8000	423.7409
19 May 2026	4,890,000	424.7500	432.0500	428.7649
20 May 2026	3,510,000	422.5000	442.7500	429.8591
21 May 2026	2,615,174	434.8500	443.7500	440.0929
22 May 2026	2,596,448	440.9000	447.2500	444.3626

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,572,760,037 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure 13,572,760,037 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by JPM on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5414F_1-2026-5-22.pdf

Since the commencement of the share buy-back programme announced on 29 April 2026, the Company has purchased 42,212,452 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 428.3424p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leading in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.